Exhibit 99.1

Ardagh Metal Packaging S.A. – Third Quarter 2026 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the third quarter ended September 30, 2026.

	Three months ended
	September 30, 2026	September 30, 2025	Change	Constant Currency

	($'m except per share data)
Revenue	1,694	1,428	19%	19%
Profit for the period	44	27
Adjusted EBITDA (1)	213	208	2%	2%
Earnings per share	0.07	0.04
Adjusted earnings per share (1)	0.08	0.08
Dividend per ordinary share	0.10	0.10

Oliver Graham, CEO of Ardagh Metal Packaging (AMP), said:

“AMP delivered a strong performance in the third quarter, with growth in global shipments and Adjusted EBITDA, ahead of our guidance. Beverage can shipments increased by 2%, driven by strong performance in Europe with growth of 6%, partly offset by a shipments decline of 1% in the Americas - which represented a sequential quarterly improvement, supported by the strength of our customer portfolio.

Our Adjusted EBITDA outperformance in the quarter reflected a good performance in both segments. Europe continued to benefit from robust volume growth and the Americas were supported by favorable volume/mix effects driven by continued demand for speciality cans in North America, helping to negate the expected impact of contract resets.

Beverage can industry demand remains resilient across each of our markets, driven by strength in key categories and continued share gains in the packaging mix. Given this demand strength we are pleased to announce that we are accelerating and upscaling our previously outlined growth investment plans in Europe, to capture this growth and to support our customers, by building two new can lines in existing facilities in the attractive markets of the UK and Spain.”

●	Global beverage can shipments grew by 2% in the quarter versus the prior year quarter. Global shipments growth reflected an increase of 6% in Europe, partly offset by a 1% decline in the Americas, driven by a 1% decline in North America - a strong sequential improvement from Q2 - and a 5% decline in Brazil, due to customer mix and a contract reset.

●	Adjusted EBITDA of $213 million for the quarter was ahead of our guidance range of $200-210 million, representing a 2% increase, on both a reported and constant currency basis, versus the prior year quarter.

●	In Europe Adjusted EBITDA for the quarter increased by 11%, on both a reported and constant currency basis, to $91 million, mainly driven by higher input cost recovery and strong volume growth, partly offset by the impact of the IFRS 15 contract asset, as well as slightly higher operations and overhead costs.

●	In the Americas Adjusted EBITDA for the quarter decreased by 3% to $122 million, resulting from higher operations and overhead costs, as well as lower input cost recovery versus the prior year quarter, partly offset by favorable volume/mix.

●	Strong total liquidity position of $736 million at September 30, 2026. Net debt to Adjusted EBITDA ratio of 5.1x, below the 5.2x in the prior year quarter. On a comparable like for like basis, pro-forma for the Q4 2025 refinancing of the preferred shares, leverage has reduced from 5.6x in the prior year quarter.

●	Regular quarterly ordinary dividend of 10c announced. No change to capital allocation priorities.
●	2026 Adjusted EBITDA guidance raised: Full year 2026 Adjusted EBITDA guidance range raised to between $785–795 million, assuming modest global shipments growth.
●	Fourth quarter Adjusted EBITDA expected to be in the range of $153–163 million. This compares with Q4 2025 Adjusted EBITDA of $166 million ($164 million at constant currency) and reflects current foreign exchange rates, some inflationary headwinds and also laps strong prior year shipments growth of 4%.

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Financial Performance Review

Bridge of 2025 to 2026 Revenue and Adjusted EBITDA

Three months ended September 30, 2026

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2025	625	803	1,428
Organic	75	198	273
FX translation	(7)	—	(7)
Revenue 2026	693	1,001	1,694

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2025	82	126	208
Organic	9	(4)	5
FX translation	—	—	—
Adjusted EBITDA 2026	91	122	213

2026 Adjusted EBITDA margin %	13.1%	12.2%	12.6%
2025 Adjusted EBITDA margin %	13.1%	15.7%	14.6%

Nine months ended September 30, 2026

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2025	1,768	2,383	4,151
Organic	170	512	682
FX translation	78	—	78
Revenue 2026	2,016	2,895	4,911

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2025	208	365	573
Organic	55	(4)	51
FX translation	8	—	8
Adjusted EBITDA 2026	271	361	632

2026 Adjusted EBITDA margin %	13.4%	12.5%	12.9%
2025 Adjusted EBITDA margin %	11.8%	15.3%	13.8%

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Group Performance

Group

Revenue increased by $266 million, or 19% on both a reported and constant currency basis, to $1,694 million in the three months ended September 30, 2026, compared with $1,428 million in the same period last year, principally reflecting the pass through of higher input costs to customers and favorable volume/mix effects.

Adjusted EBITDA increased by $5 million, or 2% on both a reported and constant currency basis, to $213 million in the three months ended September 30, 2026, compared with $208 million in the same period last year, principally due to higher input cost recovery and favorable volume/mix effects, partly offset by higher operations and overhead costs.

Europe

Revenue increased by $68 million, or 11%, to $693 million in the three months ended September 30, 2026, compared with $625 million in the same period last year. On a constant currency basis revenue increased by 12%, principally due to the pass through of higher input costs to customers and favorable volume/mix effects.

Adjusted EBITDA increased by $9 million, or 11% on both a reported and constant currency basis, to $91 million in the three months ended September 30, 2026, compared with $82 million in the same period last year, principally due to higher input cost recovery, partly offset by unfavorable volume/mix effects (impact of IFRS 15 contract asset) and higher operations and overhead costs.

Americas

Revenue increased by $198 million, or 25% on both a reported and constant currency basis, to $1,001 million in the three months ended September 30, 2026, compared with $803 million in the same period last year, principally reflecting the pass through of higher input costs to customers and favorable volume/mix effects.

Adjusted EBITDA decreased by $4 million, or 3%, to $122 million in the three months ended September 30, 2026, compared with $126 million in the same period last year, principally driven by higher operations and overhead costs and lower input cost recovery, partly offset by favorable volume/mix effects.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its third quarter 2026 earnings webcast and conference call for investors at 9.00 a.m. EDT (2.00 p.m. BST) on Thursday October 22, 2026. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1777075&tp_key=8448e3c5dc

Conference call dial in:

United States/Canada: +1 646 769 9200
International: +44 020 7769 6464
Participant pin code: 4670396

An investor earnings presentation to accompany this release is available at https://ir.ardaghmetalpackaging.com/.

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of sustainable and infinitely recyclable metal beverage cans to brand owners globally. An operating business of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in nine countries, employing approximately 6,500 people with sales of approximately $5.5 billion in 2025.

For more information, visit https://ir.ardaghmetalpackaging.com/.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS® Accounting Standards. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

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Unaudited Condensed Consolidated Income Statement for the three months ended September 30, 2026 and 2025

	Three months ended September 30, 2026			Three months ended September 30, 2025
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,694	—	1,694	1,428	—	1,428
Cost of sales	(1,497)	(1)	(1,498)	(1,233)	(1)	(1,234)
Gross profit	197	(1)	196	195	(1)	194
Sales, general and administration expenses	(69)	(1)	(70)	(71)	(2)	(73)
Intangible amortization	(12)	—	(12)	(34)	—	(34)
Operating profit	116	(2)	114	90	(3)	87
Net finance (expense)/income	(61)	8	(53)	(56)	6	(50)
Profit before tax	55	6	61	34	3	37
Income tax charge	(17)	—	(17)	(10)	—	(10)
Profit for the period	38	6	44	24	3	27

Earnings per share:
Basic and diluted earnings per share attributable to equity holders			0.07			0.04

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Unaudited Condensed Consolidated Income Statement for the nine months ended September 30, 2026 and 2025

	Nine months ended September 30, 2026			Nine months ended September 30, 2025
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	4,911	—	4,911	4,151	—	4,151
Cost of sales	(4,296)	(3)	(4,299)	(3,606)	(16)	(3,622)
Gross profit	615	(3)	612	545	(16)	529
Sales, general and administration expenses	(236)	(7)	(243)	(213)	(4)	(217)
Intangible amortization	(84)	—	(84)	(102)	—	(102)
Operating profit	295	(10)	285	230	(20)	210
Net finance (expense)/income	(180)	3	(177)	(171)	4	(167)
Profit before tax	115	(7)	108	59	(16)	43
Income tax (charge)/credit	(35)	1	(34)	(17)	1	(16)
Profit for the period	80	(6)	74	42	(15)	27

Earnings per share:
Basic and diluted earnings per share attributable to equity holders			0.12			0.02

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Unaudited Condensed Consolidated Statement of Financial Position

	At September 30, 2026	At December 31, 2025
	$'m	$'m
Non-current assets
Intangible assets	1,087	1,181
Property, plant and equipment	2,403	2,515
Other non-current assets	148	143
	3,638	3,839
Current assets
Inventories	580	509
Trade and other receivables	676	467
Contract assets	273	267
Income tax receivable	22	34
Derivative financial instruments	30	41
Cash, cash equivalents and restricted cash	213	522
	1,794	1,840
TOTAL ASSETS	5,432	5,679

TOTAL EQUITY	(760)	(675)

Non-current liabilities
Borrowings including lease obligations	4,206	4,301
Other non-current liabilities	316	324
	4,522	4,625
Current liabilities
Borrowings including lease obligations	111	118
Payables and other current liabilities	1,559	1,611
	1,670	1,729
TOTAL LIABILITIES	6,192	6,354
TOTAL EQUITY and LIABILITIES	5,432	5,679

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Unaudited Condensed Consolidated Statement of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from operations (2)	196	214	273	257
Net interest paid	(12)	(18)	(122)	(117)
Settlement of foreign currency derivative financial instruments	—	(8)	(8)	(39)
Income tax paid	(5)	(7)	(18)	(20)
Cash flows from operating activities	179	181	125	81

Cash flows used in investing activities
Net capital expenditure	(43)	(50)	(138)	(131)
Net cash used in investing activities	(43)	(50)	(138)	(131)

Cash flows used in financing activities
Changes in borrowings	(20)	28	3	22
Deferred debt issue costs paid	—	(3)	(12)	(6)
Lease payments	(31)	(31)	(105)	(82)
Dividends paid	(60)	(66)	(180)	(198)
Net cash used in financing activities	(111)	(72)	(294)	(264)

Net increase/(decrease) in cash, cash equivalents and restricted cash	25	59	(307)	(314)

Cash, cash equivalents and restricted cash at beginning of period	189	256	522	610
Foreign exchange (losses)/gains on cash, cash equivalents and restricted cash	(1)	2	(2)	21
Cash, cash equivalents and restricted cash at end of period	213	317	213	317

Financial assets and liabilities

At September 30, 2026, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured Green and Senior Green Notes	3,996	—
Global Asset Based Loan facility	—	427
Bradesco facility	—	96
Lease obligations	320	—
Other borrowings	27	—
Total borrowings / undrawn facilities	4,343	523
Deferred debt issue costs	(26)	—
Net borrowings / undrawn facilities	4,317	523
Cash, cash equivalents and restricted cash	(213)	213
Derivative financial instruments used to hedge foreign currency and interest rate risk	—	—
Net debt / available liquidity	4,104	736

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Reconciliation of profit for the period to Adjusted profit for the period

	Three months ended September 30,
	2026	2025
	$'m	$'m
Profit for the period as presented in the income statement	44	27
Less: Dividend on preferred shares	—	(6)
Profit for the period used in calculating earnings per share	44	21
Exceptional items, net of tax	(6)	(3)
Intangible amortization, net of tax	9	27
Adjusted profit for the period	47	45

Weighted average number of ordinary shares	597.7	597.7

Earnings per share	0.07	0.04

Adjusted earnings per share	0.08	0.08

Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Profit for the period	44	27	74	27
Income tax charge	17	10	34	16
Net finance expense	53	50	177	167
Depreciation and amortization	97	118	337	343
Exceptional operating items	2	3	10	20
Adjusted EBITDA	213	208	632	573

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Adjusted EBITDA	213	208	632	573
Movement in working capital	(15)	10	(347)	(305)
Maintenance capital expenditure	(34)	(31)	(100)	(82)
Lease payments	(31)	(31)	(105)	(82)
Exceptional restructuring costs paid	(1)	—	(2)	(1)
Adjusted operating cash flow	132	156	78	103
Net interest paid	(12)	(18)	(122)	(117)
Settlement of foreign currency derivative financial instruments	—	(8)	(8)	(39)
Income tax paid	(5)	(7)	(18)	(20)
Adjusted free cash flow - pre Growth Investment capital expenditure	115	123	(70)	(73)
Growth investment capital expenditure	(9)	(19)	(38)	(49)
Adjusted free cash flow - post Growth Investment capital expenditure	106	104	(108)	(122)

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Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 9.

(2) Cash generated from operations for the three months ended September 30, 2026 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital outflows of $15 million (2025: inflows of $10 million) and other exceptional cash outflows of $2 million (2025: outflows of $4 million). Cash generated from operations for the nine months ended September 30, 2026 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital outflows of $347 million (2025: $305 million) and other exceptional cash outflows of $12 million (2025: $11 million).

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